August 25, 2006

Mail Stop 4561

Mr. Roberto Egydio Setubal
Co-Vice Chairman, President, and Chief Executive Officer
Banco Itau Holding Financeira S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

Re: Banco Itau Holding Financeira S.A.
**   Form 20-F for Fiscal Year Ended December 31, 2005**
**   Filed June 8, 2006**
**   File Number: 001-15276**

Dear Mr. Setubal:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                        Sincerely,

                                        Don Walker
                                        Senior Assistant Chief Accountant